Exhibit 99.1

Qudian Inc. Announces Withdrawal of Annual Guidance and Declares

US$500 Million New Share Repurchase Program

XIAMEN, China, January 16, 2020 /PRNewswire/ — Qudian Inc. (“Qudian” or the “Company”) (NYSE: QD), a leading technology platform empowering the enhancement of online consumer finance experience in China, today announced that the Company withdraws its fiscal 2019 guidance and will not issue guidance in the near term due to uncertainty related to the recent regulatory and operating environment. In addition, the board of directors of the Company (the “Board”) approved a new share repurchase program (the “New Program”) that authorized the Company to repurchase up to US$500 million worth of its American depositary shares (“ADSs”), each representing one Class A ordinary share, and/or Class A ordinary shares during the next 30-month period.

China’s online consumer finance industry was affected by several regulatory developments in the fourth quarter of 2019, including further restrictions on loan collection practices, more stringent user data privacy rules and the requirements for P2P lending platforms to orderly exit their P2P businesses. These regulatory developments have reduced the availability of funding for consumer credit and driven up delinquency rates across the industry, including the Company’s loan portfolio. To better protect the Company’s assets and funding partners from these industry headwinds, Qudian implemented significantly stricter standards for loan approvals. Accordingly, transaction volumes in loan facilitation and on the open platform have decreased substantially. As a result of the Company’s revenue recognition policy under ASC606, the decrease in transaction volumes in the fourth quarter of 2019 is expected to have a more pronounced impact on the Company’s revenue for such quarter. According to ASC606, the major portion of revenue from the loan facilitation process is recognized at the time the Company successfully matches borrowers and institutional funding partners. Furthermore, the Company expects to recognize increased amounts in loss of guarantee liability and provision for the fourth quarter of 2019 due to the rise in delinquency rates, which will adversely affect net income for such quarter.

As a precautionary measure in the current environment, the Company has deployed a conservative and prudent strategy to reduce loan volumes and has suspended its credit trial program. Given the rapidly evolving market dynamics and regulatory framework, the Company believes it is appropriate to withdraw its fiscal 2019 annual guidance and cease to issue guidance in the near term. Qudian remains confident in its operating fundamentals, business model and the industry’s long-term prospects. With a full suite of technology-driven solutions for consumer finance, the Company looks forward to continuing to work with its institutional funding partners to build sustainable value for investors, consumers and shareholders over the long-term.

As a part of the Company’s continuous commitment to enhancing shareholder value, effective January 16, 2020, the Board approved the new share repurchase program, whereby Qudian is authorized to repurchase its own ADSs and/or Class A ordinary shares with an aggregate value of up to US$500 million during the next 30-month period. Under the New Program, Qudian may purchase its ADSs and/or Class A ordinary shares through various means, including open market transactions, privately negotiated transactions, tender offers or any combination thereof. In addition, Qudian will also effect repurchase transactions in compliance with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, and its insider trading policy. The number of ADSs and/or Class A ordinary shares repurchased and the timing of repurchases will depend on a number of factors, including, but not limited to, price, trading volume and general market conditions, along with Qudian’s working capital requirements, general business conditions and other factors. The New Program may be modified, suspended or terminated at any time by the Company’s Board of Directors. Repurchases under the New Program will be funded from Qudian’s existing cash and cash equivalents and/or future cash provided by operating activities. As of September 30, 2019, Qudian had cash and cash equivalents of approximately RMB2,656.1 million (US$371.6 million).

About Qudian Inc.

Qudian Inc. (“Qudian”) is a leading technology platform empowering the enhancement of online consumer finance experience in China. The Company’s mission is to use technology to make personalized credit accessible to hundreds of millions of young, mobile-active consumers in China who need access to small credit for their discretionary spending but are underserved by traditional financial institutions due to lack of traditional credit data or high cost of servicing. Qudian’s credit solutions enable licensed, regulated financial institutions and ecosystem partners to offer affordable and customized loans to this young generation of consumers.

For more information, please visit http://ir.qudian.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the expectation of its collection efficiency and delinquency, contain forward-looking statements. Qudian may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Qudian’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Qudian’s goal and strategies; Qudian’s expansion plans; Qudian’s future business development, financial condition and results of operations; Qudian’s expectations regarding demand for, and market acceptance of, its credit products; Qudian’s expectations regarding keeping and strengthening its relationships with borrowers, institutional funding partners, merchandise suppliers and other parties it collaborate with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Qudian’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Qudian does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Qudian Inc.

IR team Tel: +86-592-591-1580

E-mail: ir@qudian.com

The Piacente Group, Inc.

Xi Zhang

Tel: +86 (10) 6508-0677

E-mail: qudian@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Chris Chu

Tel: +1-212-481-2050

E-mail: qudian@tpg-ir.com